Exhibit 5.1

April 2, 2012

Aon plc
8 Devonshire Square
London EC2M 4PL
England

Re:  Deferred Compensation Obligations

Ladies and Gentlemen:

I am Vice President and Chief Counsel — Corporate of Aon plc (the “Company”). I refer to the Registration Statement on Form S-8 (the “Registration Statement”) being filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of $50,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”) that may be offered to eligible employees of the Company and its subsidiaries pursuant to the Aon Deferred Compensation Plan (the “Plan”).

I am familiar with the proceedings to date with respect to the proposed offering of the Deferred Compensation Obligations and have examined such records, documents and questions of law, and satisfied myself as to such matters of fact, as I have considered relevant and necessary as a basis for this opinion.

In rendering the opinions expressed below, I have assumed the authenticity of all documents submitted to me as originals and the conformity to the originals of all documents submitted to me as copies. In addition, I have assumed and have not verified the accuracy as to factual matters of each document I reviewed.  I have also assumed (i) that each of the parties to the Plan was duly organized and was at all relevant times and is validly existing and in good standing under the laws of its jurisdiction of organization and had at all relevant times and has the full power and authority to execute, deliver and perform the Plan, (ii) that the Plan has been duly authorized, executed and delivered by each of the Parties to the Plan, (iii) that the Plan constitutes the valid and binding agreement of each of the parties thereto (other than the Company) in accordance with its terms and (iv) that the terms and provisions of the Plan do not, and the execution, delivery and performance thereof by each of the parties to the Plan do not and will not, violate the respective organizational documents of any of the parties to the Plan or any law, order or decree of any court, administrative agency or other governmental authority binding on any such party, or result in a breach of or default under any contract, instrument or agreement to which any such party is a party or which it is is bound.

Based on the foregoing, I am of the opinion that the Deferred Compensation Obligations, when issued in accordance with the terms of and subject to the conditions of the Plan, will constitute validly issued and legally binding obligations of the Company, enforceable against the Company in accordance with their terms and the terms of the Plan (subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws relating to or affecting creditors’ rights generally and to equitable principles, regardless of whether considered in a proceeding in equity or at law).

This opinion letter is limited to the laws of the State of Illinois and the federal laws of the United States of America.

I do not find it necessary for the purposes of this opinion letter to cover, and accordingly I express no opinion as to, the application of the securities or blue sky laws of the various states or the District of Columbia to sales of the Common Stock.

I hereby consent to the filing of this opinion letter as an Exhibit to the Registration Statement and to all references to me under the caption “Legal Matters” in the Prospectus forming a part of the Registration Statement. In giving such consent, I do not thereby admit that I am within the category of persons whose consent is required by Section 7 of the Securities Act or the related rules and regulations promulgated by the SEC.

Very truly yours,

/s/ Ram Padmanabhan

Ram Padmanabhan
Vice President and Chief Counsel — Corporate